Exhibit 1a
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Pension Committee
Mettler-Toledo, LLC Enhanced Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-31636) on Form S-8 of the Mettler-Toledo International, Inc. of our report dated June 25, 2021, with respect to the statements of net assets available for benefits (modified cash basis) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, and the related supplemental schedules as of December 31, 2020, which report appears in the annual report on Form 11-K of the Mettler-Toledo, LLC Enhanced Retirement Savings Plan for the year ended December 31, 2020.

Columbus, Ohio                            /s/ Clark, Schaefer, Hackett & Co.
June 25, 2021